WIZZARD SOFTWARE CORPORATION
                            5001 BAUM BOULEVARD
                      PITTSBURGH, PENNSYLVANIA 15213


May 17, 2005


Barbara C. Jacobs
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington DC, 20549


Re: Wizzard Software Corporation, a Colorado corporation (the "Company")
    Post-Effective Amendment No. 1 to Registration Statement on Form SB-2, filed May 3, 2005

    Commission File No. 333-113400


Dear Ms. Jacobs:

     The Company respectfully requests withdrawal of the above-referenced registration statement, effective immediately. This request is made on the grounds that the registration statement was erroneously filed using the Commission File No. of a prior registration statement that had already been withdrawn. No securities were sold in connection with the offering for which this registration statement was filed.

     Thank you very much.

                                         WIZZARD SOFTWARE CORPORATION

                                         /s/ Christopher J. Spencer

                                         Christopher J. Spencer, President